UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2012 Earnings

Monterrey, Mexico, October 24, 2012 –Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the third quarter of 2012 today.1

Summary

OMA recorded solid results in the third quarter of 2012, with significant growth from the three lines of business: aeronautical operations, commercial activities, and diversification projects. Adjusted EBITDA2 increased 25.4%, and Consolidated Net Income rose 56.9%.

The 9.1% increase in passenger traffic drove a 17% increase in aeronautical revenues, and an 18% increase in non-aeronautical revenues. The Adjusted EBITDA margin increased 360 bp to reach 56.0%.

__________________________________________
1 Unless otherwise stated, all references are to the third quarter of 2012 (3Q12), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 12.8695 per U.S. dollar.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

The principal developments of the quarter included:

▪	Passenger traffic increased 9.1% to 3.4 million in 3Q12; domestic traffic increased 9.3%, and international traffic increased 7.8%. Nine of our airline clients had traffic growth in the quarter.

▪	Aeronautical revenues increased 17.4%, principally as a result of the growth in passenger traffic.

▪
Non-aeronautical revenues increased 17.7%. Commercial initiatives included new stores and passenger services in all 13 airports and the expansion of commercial areas. Diversification projects included an 8.9% increase in revenues of the NH Terminal 2 hotel in the Mexico City Airport (NH T2 hotel) and the leasing of space for the first phase of the Monterrey Airport Cargo City.

▪	The sum of aeronautical and non-aeronautical revenues per passenger increased 7.7% to Ps. 220.3.

▪	Two new domestic routes and two new international routes opened, as a result of route development efforts.

▪	Sixty new retail, advertising, restaurant, passenger service, car rental, ATMs, telecommunications, and time share marketing locales opened in the 13 airports, as part of our commercial strategy.

▪	Adjusted EBITDA increased 25.4% to Ps. 425 million in 3Q12. The Adjusted EBITDA margin reached 56.0%, an increase of 360 basis points, reflecting OMA’s efforts to increase cash flow generation.

▪	Consolidated net income increased 56.9% to Ps. 218 million. Earnings per share were Ps. 0.55, or US$0.34 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 130 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 2.4% to 82,164 operations. Domestic flight operations decreased 3.0%, and international operations increased 1.7%.

Total passenger traffic increased 9.1% (+286,858 terminal passengers).

Traffic increased most in the Monterrey (+13.1%), Chihuahua (+13.1%), Culiacán (+10.4%), and Reynosa (+38.1%) airports. VivaAerobus, Volaris, Magnicharter, Interjet, Copa Airlines, American Airlines, Grupo Aeroméxico, AviancaTaca, and Delta Airlines saw increases in passenger volumes. The Mazatlán (-11.1%), Acapulco (-3.4%), and Zihuatanejo (-2.5%) airports had the largest decreases. (See Annex Table 1, Passenger Traffic for more detail.)

Of total passenger traffic, 87.3% was domestic, and 12.7% was international. Commercial aviation accounted for 97.6% of passenger traffic and general aviation 2.4%. Monterrey generated 51.4% of passenger traffic, Culiacán 8.8%, and Chihuahua 7.2%.

Domestic passenger traffic increased 9.3%.

Eleven airports had increases in domestic traffic. Monterrey (+12.5%) had increases principally on the routes to Cancún and Mexico City. Culiacán (+10.1%) had increases on the Tijuana route. Chihuahua (+13.0%) and Reynosa (+38.2%) had increases on their Mexico City routes.

Traffic decreased at the Acapulco (-3.2%) airport as a result of reduced traffic on the Mexico City route. Zihuatanejo (-3.7%) airport traffic decreased on the routes to Mexico City and Toluca.

Two domestic routes opened and two closed during the quarter.

International passenger traffic increased 7.8%.

Nine airports had increases in international traffic. The most significant increases were in Monterrey (+16.4%), with increases from the routes to San Antonio and Las Vegas, and San Luis Potosí (+26.5%), with increases on the Houston and Dallas routes.

Four airports had reductions in international passenger traffic, with the most significant decrease in Mazatlán (-44.2%), as a result of traffic decreases on the Dallas and Toronto routes.

Two international routes opened in the quarter, and four closed.

Air Cargo volumes increased 1.6%. Of total air cargo volume, 62.5% was domestic and 37.5% was international. Cargo revenues increased 34% to Ps. 8 million in 3Q12.

Non-Aeronautical and Commercial Operations

During 3Q12, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Sixty new retail, advertising, restaurant, passenger service, telecommunication, car rental, ATMs, and time share marketing operations opened in the 13 airports, as part of our commercial strategy. The occupancy rate of our commercial space was 95%, as a result of our initiatives to achieve steady growth of commercial revenues even while systematically expanding the total amount of commercial space available.

NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport had an average occupancy rate of 81.4%, as compared to 84.8% in 3Q11. The decrease reflects in part the relocation of United/Continental operations to Terminal 1 and the opening of a Courtyard Marriott in T1. Revenue per available room3 was Ps. 1,187 in 3Q12, 6% higher than the Ps. 1,121 realized in 3Q11. The NH T2 hotel had a 17.4% share in the Mexico City airport hotel market in 3Q12.

Consolidated Financial Results

Revenues

The sum of aeronautical and non-aeronautical revenues increased 17.5% to Ps. 759 million. Construction revenues were Ps. 39 million compared to Ps. 40 million in 3Q11. As a result, total revenues increased 16.3% to Ps. 798 million.

The 17.4% increase in aeronautical revenues was principally the result of the increase in passenger traffic, the positive effect of exchange rate movements, and the increases in passenger charges and tariffs for airport services effective October 2011 and April 2012. Non-aeronautical revenues rose 17.7%, principally because of the commercial initiatives and higher revenue from the NH T2 hotel.

Non-aeronautical revenues were 23.1% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.8% of the total.

The Monterrey airport contributed 48.5% of the sum of aeronautical and non-aeronautical revenues (Ps. 759 million), Culiacán 8.1%, and Chihuahua 6.5%.

Construction revenues represent the value of improvements to concessioned assets made during the quarter. (See Notes to the Financial Information.)

_____________________________
3 RevPAR

Aeronautical revenues increased 17.4% to Ps. 583 million. Domestic passenger charges increased 14.5% principally as a result of increased domestic traffic. International passenger charges increased 40.6%, principally as a result of exchange rate movements. Aeronautical revenue per passenger increased 7.6% to Ps. 169.3.

Non-aeronautical revenues increased 17.7%, principally because of increased parking revenues, the NH T2 hotel, leases, advertising, restaurants, and OMA Carga.

NH T2 hotel revenues increased 8.9% to Ps. 41 million, principally as a result of increased restaurant revenues. Room rentals were 75.6% of hotel revenues, food and beverages 19.5%, and other services 4.9%.

Parking revenues increased 10.4%, principally as a result of increased passenger traffic and the lease of spaces to car rental companies.

Monterrey contributed 43.5% of non-aeronautical revenues, the NH T2 hotel 23.1%, Mazatlán 4.5%, and Chihuahua 4.1%.

Non-aeronautical revenues per passenger increased 7.9% to Ps. 51.0. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 10.6% to Ps. 39.2. This is the 18th consecutive quarter of growth in non-aeronautical revenues.

Costs and Operating Expenses

Total cost of services and general and administrative expenses, excluding the maintenance provision, construction costs, and hotel costs and expenses, increased 5.0%, principally because of the contracting of personnel to staff the checked baggage screening equipment, the renegotiation of the security services contract last year, and an increase in insurance premiums related to the checked baggage screening initiative. The increased costs related to checked baggage screening equipment are expected to be recovered through payment for this service by the airlines.

The airport concession tax increased 22.9% because of the growth in revenues. The technical assistance fee increased 29.7%, in line with the increase in EBITDA.

Depreciation and amortization increased 14.2%, principally as a result of increased capex, including the expansion of Terminal C in Monterrey.

As a result of the foregoing and the decrease in construction costs, total costs and expenses increased 7.3% to Ps. 461 million in 3Q12.

Adjusted EBITDA and Operating Income

Adjusted EBITDA was Ps. 425 million in 3Q12, an increase of 25.4%. The Adjusted EBITDA margin was 56.0%.

OMA calculates Adjusted EBITDA as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 31.4% to Ps. 338 million, and the operating margin was 42.3%.

The increases in both Adjusted EBITDA and operating income are the result of the faster growth of revenue as compared to operating costs and expenses, reflecting efforts to improve operating efficiency.

Financing Expense and Taxes

Comprehensive financing expense was Ps. 13 million in 3Q12, a 77.3% reduction from 3Q11. The improvement was principally the result of an exchange gain on the valuation of OMA’s dollar-denominated debt. OMA has sought to reduce its interest expense, despite the increase in debt, which is reflected in the reduction in net interest expense for the first nine months of 2012.

The tax provision rose 76.4%, principally because of the increase in taxable income as a result of a higher taxable base and an increase in income tax. In addition, the Monterrey airport has amortized all of its tax loss carryforwards; as a result, it is generating taxable income and cash income taxes starting in 2012.

Net Income

Consolidated net income and Net income of controlling interest each increased 57% to Ps. 218 million.

Earnings per share were Ps. 0.55, and earnings per ADS were US$0.34 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital Expenditures

During 3Q12, capital expenditures were Ps. 130 million, including Master Development Plan (MDP) projects and acquisitions as well as strategic investments. Of total Capex, Ps. 61 million corresponds to major maintenance and was a charge against the maintenance provision, reducing this long term liability. The most important investments during the third quarter were:

▪	Relocation of the security checkpoint and expansion of the boarding lounge in the Culiacán airport.
▪	Design, installation, and start of operations of closed circuit TV systems for the Monterrey airport.
▪	Preparations for the installation of a Category 1 Instrument Landing System for the Reynosa airport.
▪	Acquisition and installation of a new air conditioning system for the Culiacán airport.
▪	Acquisition of a latest generation Aircraft Rescue and Fire Fighting vehicle for the Monterrey airport.
▪	Rehabilitation of the Torreón airport runway.
▪	Acquisition and installation of an air conditioning system and complementary works for the Tampico airport terminal building .
▪	Repair of the general aviation platform of the Acapulco airport.

Cash Flow Statement

In the first nine months of 2012, operating activities generated cash of Ps. 807 million compared to Ps. 469 million during the 2011 period. The increase was principally because of increased revenues and improved working capital management in 2012. Cash flow from operating activities generated cash of Ps. 347 million in 3Q12, as compared to Ps. 167 million in 3Q11.

During the first nine months of 2012, financing activities generated an outflow of Ps. 374 million, generated principally by the payment of the capital reduction to shareholders of Ps. 500 million on June 4, 2012, as approved by the Annual Shareholders’ Meeting on April 18, 2012.

During 3Q12, OMA drew on an additional Ps. 150 million from its revolving short term credit lines. As of September 30, 2012, the balance sheet included short-term bank debt of Ps. 400 million. The revolving credit facilities finance working capital needs and have an interest rate of 28-day TIIE + 112.5 bp. Long-term debt totaled Ps. 1,557 million, including the current portion of Ps. 38 million. Of total long-term debt, Ps. 1,300 million are the 5 year notes (certificados bursatiles) that OMA issued in July 2011 at a rate of 28-day TIIE + 70 bp. Long-term bank debt includes the US$ 18.7 million financing with UPS Capital for the checked baggage screening equipment, at a rate of 3-month Libor + 125 bp, and a US$ 2.7 million loan at a rate of 3-month Libor + 95 bp to finance the purchase of firefighting equipment at six airports.

Dividend payments during the first nine months of 2012 were Ps. 198 million plus the reimbursement of capital for Ps. 500 million. There were no dividend payments or capital reductions in 3Q12.

During the first nine months of 2012, OMA invested Ps. 420 million in MDP investments, that are recorded in the following accounts:  Ps. 137 million in the cash flow statement under investment in airport concessions, Ps. 46 million in acquisition of land, machinery, and equipment, and Ps. 114 million in a reduction in the maintenance reserve; and in the income statement, a Ps. 123 million maintenance provision.

Investment activities, as presented in the cash flow statement, used cash of Ps. 168 million in the first nine months of 2012, and used cash of Ps. 71 million in 3Q12.

OMA had a net increase in cash of Ps. 265 million in the first nine months of 2012, and an increase of Ps. 420 million in 3Q12. The balance of cash and cash equivalents was Ps. 788 million as of September 30, 2012. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Revised 2012 Outlook

Based on the first nine months 2012 results, which have exceeded expectations, OMA is revising its full year outlook.

OMA estimates that passenger traffic growth in 2012 will be between 6.0% and 7.5%, as a result of the recovery of the air transport industry. The sum of aeronautical and non-aeronautical revenues is expected to increase between 11% and 14%. The Adjusted EBITDA margin is expected to be in the range of 52.0% to 54.0%. Capital expenditures under the Master Development Plan will be in the range of Ps. 600 to 700 million. This amount is expected to be financed by additional bank debt of approximately Ps. 150 to 300 million in 4Q12. OMA expects that its debt coverage ratio (Net Debt/Adjusted EBITDA) will be in the range of 0.7  to 1.0 for the full year.

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of passenger traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions, among others. OMA can provide no assurance that the Company will achieve these results.

 OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on October 25, 2012 at 11:00 am Eastern time, 10:00 am Mexico City time.

The conference call is accessible by calling 1-888-846-5003 toll-free from the U.S. or 1-480-629-9856 from outside the U.S.

The conference ID is 4569674. A taped replay will be available through November 1, 2012 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Terminal passengers-excludes transit passengers)

Total Passengers	3Q11	3Q12	% Var	9M11	9M12	% Var
Acapulco	135,830	131,181	**(3.4)**	453,516	409,690	**(9.7)**
Ciudad Juárez	189,212	190,838	**0.9**	498,135	519,728	**4.3**
Culiacán	276,227	304,861	**10.4**	778,185	858,385	**10.3**
Chihuahua	219,933	248,703	**13.1**	578,945	634,730	**9.6**
Durango	60,951	62,917	**3.2**	168,221	179,260	**6.6**
Mazatlán	174,452	155,157	**(11.1)**	547,350	501,244	**(8.4)**
Monterrey	1,566,444	1,771,558	**13.1**	4,181,412	4,563,507	**9.1**
Reynosa	58,902	81,316	**38.1**	152,910	213,221	**39.4**
San Luis Potosí	67,237	73,351	**9.1**	182,356	204,351	**12.1**
Tampico	151,942	153,786	**1.2**	398,150	437,701	**9.9**
Torreón	101,466	112,159	**10.5**	274,647	307,376	**11.9**
Zacatecas	66,905	72,772	**8.8**	178,022	200,063	**12.4**
Zihuatanejo	89,980	87,740	**(2.5)**	370,755	350,705	**(5.4)**
Total	**3,159,481**	**3,446,339**	**9.1**	**8,762,604**	**9,379,961**	**7.0**

Domestic Passengers	3Q11	3Q12	% Var	9M11	9M12	% Var
Acapulco	124,986	120,985	**(3.2)**	363,977	360,426	**(1.0)**
Ciudad Juárez	189,101	190,594	**0.8**	496,962	519,062	**4.4**
Culiacán	272,191	299,553	**10.1**	767,849	846,305	**10.2**
Chihuahua	201,754	227,939	**13.0**	527,203	579,977	**10.0**
Durango	54,291	54,499	**0.4**	152,669	160,237	**5.0**
Mazatlán	124,269	127,142	**2.3**	303,666	312,040	**2.8**
Monterrey	1,337,118	1,504,662	**12.5**	3,575,903	3,869,776	**8.2**
Reynosa	58,698	81,128	**38.2**	152,567	212,580	**39.3**
San Luis Potosí	44,375	44,432	**0.1**	124,593	126,858	**1.8**
Tampico	138,262	141,751	**2.5**	363,146	403,807	**11.2**
Torreón	86,190	94,038	**9.1**	236,911	261,454	**10.4**
Zacatecas	49,140	51,807	**5.4**	136,738	143,835	**5.2**
Zihuatanejo	73,629	70,882	**(3.7)**	221,891	213,950	**(3.6)**
Total	**2,754,004**	**3,009,412**	**9.3**	**7,424,075**	**8,010,307**	**7.9**

International Passengers	3Q11	3Q12	% Var	9M11	9M12	% Var
Acapulco	10,844	10,196	**(6.0)**	89,539	49,264	**(45.0)**
Ciudad Juárez	111	244	**119.8**	1,173	666	**(43.2)**
Culiacán	4,036	5,308	**31.5**	10,336	12,080	**16.9**
Chihuahua	18,179	20,764	**14.2**	51,742	54,753	**5.8**
Durango	6,660	8,418	**26.4**	15,552	19,023	**22.3**
Mazatlán	50,183	28,015	**(44.2)**	243,684	189,204	**(22.4)**
Monterrey	229,326	266,896	**16.4**	605,509	693,731	**14.6**
Reynosa	204	188	**(7.8)**	343	641	**86.9**
San Luis Potosí	22,862	28,919	**26.5**	57,763	77,493	**34.2**
Tampico	13,680	12,035	**(12.0)**	35,004	33,894	**(3.2)**
Torreón	15,276	18,121	**18.6**	37,736	45,922	**21.7**
Zacatecas	17,765	20,965	**18.0**	41,284	56,228	**36.2**
Zihuatanejo	16,351	16,858	**3.1**	148,864	136,755	**(8.1)**
Total	**405,477**	**436,927**	**7.8**	**1,338,529**	**1,369,654**	**2.3**

See Notes to the Financial Information

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Annex Table 6

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Revenues and cost of construction don’t affect cashflow generation and the charge of maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011. The financial statements for the year ended December 31, 2010 were the last statements that were prepared in accordance with Mexican Financial Reporting Standards (MFRS). These financial statements have been reformulated for comparative effects under IFRS.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from U.S. GAAP.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee:  This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

Analyst Coverage: In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Citigroup – Stephen Trent
Santander – Rogelio Urrutia
HSBC – Francisco Suárez

This report contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Website: http://www.oma.aero
▪	Twitter: http://twitter.com/OMAeropuertos
▪	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 25, 2012